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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of November, 2005

                         Commission File Number 0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:

PRESS RELEASE - November 14, 2005

INTERIM FINANCIAL STATEMENTS September 30, 2005

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND RESULTS OF
  OPERATIONS FOR THE NINE MONTHS ENDED September 30, 2005

CEO CERTIFICATION OF INTERIM FILINGS

CFO CERTIFICATION OF INTERIM FILINGS

PRESS RELEASE - November 14, 2005


                      CONSOLIDATED MERCANTILE INCORPORATED

                                  PRESS RELEASE


Toronto, Ontario - November 14, 2005 - Consolidated Mercantile Incorporated (TSX
- "CMC" - common) (NASDAQ - "CSLMF" - common)

Consolidated Mercantile Incorporated reports third quarter financial results

In March 2004, Consolidated Mercantile Incorporated ("CMI") completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair") and retains 23% of the common shares of Polyair. As CMI and Polyair no longer have a parent-subsidiary relationship, the investment in Polyair is now accounted for using the Equity Method.

Revenues for the nine month period ended September 30, 2005 decreased to approximately $27.7 million from $100.4 million in the comparable 2004 period. Sales now represent the consolidation of our furniture operations only. Net Loss for the period was $3.1 million compared to Net Earnings of $5.5 million in the comparable 2004 period. Net Earnings for 2004 included the gain on sale of the investment in Polyair. Sales and earnings for the period were impacted by a temporary decrease in production capacity resulting from the relocation of one of our Toronto furniture manufacturing plants to a new North Carolina facility. Loss per share for the quarter was $0.25 compared with $0.10 in the comparable 2004 period. Loss per share for the nine months ended September 30, 2005 was $0.62 compared with earnings of $1.09 in the comparable 2004 period. Polyair's fiscal year end is October 31, and accordingly, the unaudited Consolidated Statement of Operations for the comparative nine month period ended September 30, 2004 includes the results of Polyair for the four months ended February 2004.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including packaging, swimming pool products, furniture and finance.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

INTERIM FINANCIAL STATEMENTS September 30, 2005

                      CONSOLIDATED MERCANTILE INCORPORATED


                           CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 2005

--------------------------------------------------------------------------------


                                                           (Unaudited)
                                                     September 30   December 31
                                                         2005           2004
                        A S S E T S
CURRENT
  Cash and cash equivalents                         $ 7,190,055    $12,320,246
  Short-term investments                              3,791,666        587,746
  Accounts receivable                                 5,890,745      7,343,508
  Inventories                                         5,957,727      4,569,191
  Prepaid expenses                                      328,084         89,219
                                                     -----------    -----------

                                                     23,158,277     24,909,910

INVESTMENTS                                           9,656,830     11,912,447

PROPERTY, PLANT AND EQUIPMENT                         1,688,879      1,834,803

GOODWILL                                                118,720        118,720

FUTURE INCOME TAXES                                     860,576        781,332

                                                     -----------    -----------

                                                    $35,483,282    $39,557,212
                                                     ===========    ===========


                        L I A B I L I T I E S
CURRENT
  Bank indebtedness                                $  4,656,844    $ 1,287,920
  Accounts payable and accrued liabilities            3,279,449      3,817,025
  Income taxes payable                                  206,263      2,430,440
                                                     -----------    -----------

                                                      8,142,556      7,535,385

LONG-TERM DEBT                                          537,500      1,087,500

NON-CONTROLLING INTEREST                              2,779,603      3,709,090

FUTURE INCOME TAXES                                     168,000        178,000
                                                     -----------    -----------

                                                     11,627,659     12,509,975
                                                     -----------    -----------


                        S H A R E H O L D E R S' E Q U I T Y Y

CAPITAL STOCK                                         2,842,602      2,762,977

CONTRIBUTED SURPLUS                                      59,411         59,411

CUMULATIVE TRANSLATION ACCOUNT                         (990,980)      (868,200)

RETAINED EARNINGS                                    21,944,590     25,093,049

                                                     -----------    -----------

                                                     23,855,623     27,047,237
                                                     -----------    -----------

                                                   $ 35,483,282    $39,557,212
                                                     ===========    ===========

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                      NINE MONTHS ENDED SEPTEMBER 30, 2005

-----------------------------------------------------------------------------------------------------------------------------
                                                                                     (Unaudited)
                                                           Nine Months ended September 30    Three Months ended September 30
                                                                2005         2004                2005           2004
SALES                                                      $ 27,691,809     $100,369,689     $ 9,507,347    $10,905,479

COST OF SALES                                                23,653,870      80,391,080        7,778,657      8,962,991
                                                             -----------     -----------      -----------    -----------
                                                              4,037,939      19,978,609        1,728,690      1,942,488
                                                             -----------     -----------      -----------    -----------

OTHER INCOME                                                    396,748         123,802          146,579         52,461
                                                             -----------     -----------      -----------    -----------

EXPENSES
  Selling and administrative                                  6,561,930      19,501,772        2,328,461      2,202,074
  Amortization                                                  395,000       3,281,849          145,000        154,890
  Interest on long-term debt                                     26,359         414,594          -               16,497
  (Gain) loss on foreign exchange                              (156,993)        361,772          216,986        515,182
  Loss on extinguishment of debt                                320,000               -                -              -
                                                             -----------     -----------      -----------    -----------
                                                              7,146,296      23,559,987        2,690,447      2,888,643
                                                             -----------     -----------      -----------    -----------

LOSS FROM OPERATIONS
  BEFORE  THE UNDERNOTED ITEMS                               (2,711,609)     (3,457,576)        (815,178)      (893,694)

  Gain (loss) on sale of investment in consolidated
    subsidiary                                                        -       8,728,088          -             (175,000)
  Equity in earnings (loss) of significantly influenced
   companies                                                 (2,138,884)        604,827         (844,847)       210,929
  Loss on disposal of investment of equity investee                   -         (29,473)               -              -
                                                             -----------     -----------      -----------    -----------
                                                             (2,138,884)      9,303,442         (844,847)        35,929
                                                             -----------     -----------      -----------    -----------

EARNINGS (LOSS) BEFORE INCOME TAXES
  AND NON-CONTROLLING INTEREST                               (4,850,493)      5,845,866       (1,660,025)      (857,765)

  Income taxes (recovered)                                     (772,547)      1,200,183         (116,893)      (271,000)
                                                             -----------     -----------      -----------    -----------

EARNINGS (LOSS) BEFORE NON-CONTROLLING INTEREST              (4,077,946)      4,645,683       (1,543,132)      (586,765)

  Non-controlling interest                                      929,487         834,266          278,778         62,095
                                                             -----------     -----------      -----------    -----------

NET EARNINGS (LOSS) FOR THE PERIOD                           (3,148,459)      5,479,949       (1,264,354)      (524,670)

RETAINED EARNINGS, beginning of  period                      25,093,049      20,629,808       23,208,944     26,570,728

  Excess of cost of shares purchased for cancellation
  over stated value                                                   -        (398,885)         -             (335,186)
                                                             -----------     -----------      -----------    -----------

RETAINED EARNINGS, END OF PERIOD                            $21,944,590     $25,710,872      $21,944,590    $25,710,872
                                                             ===========     ===========      ===========    ===========

EARNINGS (LOSS) PER SHARE
     Basic                                                  $     (0.62)    $      1.09      $     (0.25)   $     (0.10)
     Diluted                                                $     (0.62)    $      1.02      $     (0.25)   $     (0.10)

Weighted average number of common shares
     Basic                                                    5,053,935       5,022,553        5,098,807      5,062,274
     Diluted                                                  5,208,417       5,381,107        5,227,544      5,377,643

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                      NINE MONTHS ENDED SEPTEMBER 30, 2005

---------------------------------------------------------------------------------------------------------------------------
                                                                                    (Unaudited)
                                                           Nine Months ended September 30    Three Months ended September 30
                                                                2005         2004             2005           2004
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
  Net earnings (loss) for the period                       $ (3,148,459)    $ 5,479,949       $(1,264,354)   $  (524,670)
  Amortization                                                  395,000       3,281,849           145,000        154,890
  (Gain) loss on sale of investment in consolidated
    subsidiary                                                        -      (8,728,088)                -        175,000
  Equity in (earnings) loss of significantly influenc
    companies                                                 2,138,884        (604,827)          844,847       (210,929)
  Loss on disposal of investment of equity investee                   -          29,473                 -              -
  Future income taxes                                           (89,244)       (320,000)          (52,590)      (211,000)
  Non-controlling interest                                     (929,487)       (834,266)         (278,778)       (62,095)
                                                             -----------     -----------       -----------    -----------
                                                             (1,633,306)     (1,695,910)         (605,875)      (678,804)
  Change in non-cash components of working capital           (2,936,392)       (423,642)         (920,467)     2,255,549
  Net cash flows of deconsolidated subsidiary                         -         613,040                 -              -
                                                             -----------     -----------       -----------    -----------
                                                             (4,569,698)     (1,506,512)       (1,526,342)     1,576,745
                                                             -----------     -----------       -----------    -----------
FINANCING ACTIVITIES
  Increase in bank indebtedness                               3,368,924         107,809         1,350,252     (1,982,059)
  Issuance of common shares                                      79,625          19,775           -               19,775
  Purchase of common shares for cancellation                     -             (446,401)          -             (377,890)
  Repayment of long-term debt                                  (550,000)       (674,623)          -                    -
                                                             -----------     -----------       -----------    -----------
                                                              2,898,549        (993,440)        1,350,252     (2,340,174)
                                                             -----------     -----------       -----------    -----------
INVESTING ACTIVITIES
  Cash disposed of on deconsolidation of subsidiary                   -      (1,170,886)                -              -
  Capital expenditures on property, plant and equipment        (249,076)        (81,095)           27,991        (22,959)
  Increase in short-term investments                         (3,203,920)       (499,627)          (85,758)      (498,889)
  Proceeds on disposal of investment, net                             -      18,023,441                 -       (175,000)
  Other                                                          (6,046)              -           (16,243)             -
                                                             -----------     -----------       -----------    -----------
                                                             (3,459,042)     16,271,833           (74,010)      (696,848)
                                                             -----------     -----------       -----------    -----------

CHANGE IN CASH POSITION                                      (5,130,191)     13,771,881          (250,100)    (1,460,277)

Cash and cash equivalents, beginning of period               12,320,246       1,475,320         7,440,155     16,707,478
                                                             -----------     -----------       -----------    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                   $  7,190,055    $ 15,247,201       $ 7,190,055    $15,247,201
                                                             ===========     ===========       ===========    ===========


Supplemental cash flow information:
  Interest paid                                            $    150,405    $    918,741       $    61,219    $    20,771
  Net income taxes paid                                    $  1,566,587    $    800,188       $   (37,168)   $    23,917

----------------------------------------------------------------------------------------------------------------------

Segmented information for the nine months ended September 30, 2005
(expressed in thousands of dollars)                        Nine Months ended September 30    Three Months ended June 30
                                                                2005         2004             2005           2004
Industry Segments:

  Net sales                     Packaging Products            $  -         $  40,824         $         -    $         -
                                Pool Products                    -            25,542                   -              -
                                Furniture                        27,692       34,004               9,507         10,905
                                                               ---------    ---------         -----------    -----------
                                                              $  27,692    $ 100,370         $     9,507    $    10,905
                                                               ---------    ---------         -----------    -----------

  Operating profit (loss)       Packaging Products            $  -         $   6,781         $         -    $         -
                                Pool Products                    -            (2,313)                  -              -
                                Furniture                        (2,069)         (46)               (434)             5
                                                               ---------    ---------         -----------    -----------
                                                              $  (2,069)   $   4,422         $      (434)   $         5
                                                               ---------    ---------         -----------    -----------

  Capital expenditures          Furniture                     $     249    $      81         $       (28)   $        23
                                                               ---------    ---------         -----------    -----------

  Total assets                  Furniture                     $  14,640    $  13,124
                                Corporate                        20,843       27,313
                                                               ---------    ---------
                                                              $  35,483    $  40,437
                                                               ---------    ---------


Geographic Segments:

  Net sales                     Canada                        $  21,083    $  40,901        $    6,917      $   8,156
                                United States                     6,609       56,508             2,590          2,749
                                Europe                                -        2,961                 -              -
                                                               ---------    ---------        ----------      ---------
                                                              $  27,692    $ 100,370        $    9,507      $  10,905
                                                               ---------    ---------        ----------      ---------

  Plant, property,              Canada                        $   1,591    $   2,366
    equipment and goodwill      United States                       217            -
                                                               ---------    ---------
                                                              $   1,808    $   2,366
                                                               ---------    ---------

Notes to Interim Financial Statements

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited consolidated financial statement do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2004.

Financial results or Polyair Inter Pack Inc. ("Polyair") are accounted for using the equity method. The comparative figures include the consolidation of the results of Polyair up to the time of deconsolidation (four month period ended February 2004). Certain comparative figures have been reclassified to the conform to the presentation of the September 30, 2005 unaudited consolidated financial statements.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND RESULTS OF
  OPERATIONS FOR THE NINE MONTHS ENDED September 30, 2005

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005


The following Management's Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated ("the Company") for the nine months ended September 30, 2005. This MD&A should be read in conjunction with the Company's September 30, 2005 unaudited consolidated financial statements included elsewhere herein.

In this document and in the Company's unaudited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). All amounts, unless specifically identified as otherwise, both in the unaudited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company's reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.



THE COMPANY

The Company is a management holding company which effects its strategy through investment in, management of and merchant banking to its core strategic industries, including furniture and finance, with the objective of creating added value to the Company and its shareholders. In addition, the Company retains a 23% equity interest in Polyair Inter Pack Inc. ("Polyair"), previously the Company's specialty pool cover and packaging subsidiary.

Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary, focuses on the manufacture and sale of leather and fabric upholstered furniture to major Canadian department stores, and to mass merchants and independent furniture stores in both Canada and the United States. Distinctive produces and distributes its products from three Canadian facilities. In addition, Distinctive recently relocated one of its Toronto facilities to North Carolina where production commenced in late March.

Polyair manufactures products for the protective packaging and swimming pool industries. Polyair's Packaging Division sells its products to distributors and retailers in North America who service a wide variety of end users. Polyair's Pool Division serves leading distributors and retailers in Canada and the United States and exports, on an annual basis, approximately 18% of its products outside North America. Polyair manufactures and markets its products from twelve facilities located throughout North America.

The Company focuses on internal growth and strategic acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with potential for sales of complementary products. The Company seeks to generate additional volume by adding manufacturing, marketing and distribution resources to further increase capacity.


LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

The Company's working capital amounted to $15.0 million at September 30, 2005 compared to $17.4 million at December 31, 2004. The ratio of current assets to current liabilities decreased to 2.8:1 at September 30, 2005 compared to 3.3:1 at December 31, 2004.

Accounts Receivable decreased by approximately $1.4 million from December 31, 2004 to $5.9 million at September 30, 2005. The decrease was attributable to the lower sales levels generated by Distinctive during the nine months ended September 30, 2005. Distinctive's Inventories at September 30, 2005 increased by approximately $1.4 million from December 31, 2004 due to an increase in inventory import components required to service promotional and program sales. Accounts Payable decreased by approximately $0.5 million from December 31, 2004 to $3.3 million at September 30, 2005. The decrease in Accounts Payable was due to a reduction in trade payables resulting from the payment terms associated with inventory imports. The Company's total debt increased to $5.2 million as at September 30, 2005 compared to $2.4 million at December 31, 2004. The increase in debt was attributable to an increase in Distinctive's Bank Indebtedness of approximately $3.4 million resulting from increased working capital requirements and the investment in new plant and equipment. The increase in debt was partially offset by the repayment of the Company's outstanding $550,000 convertible debenture during the second quarter. An additional $320,000 cost was incurred by the Company as a result of the repayment of this debenture.

During the nine months ended September 30, 2005, the Company's cash position decreased by $5.1 million to $7.2 million from $12.3 million at December 31, 2004. The net decrease was due to the following:

- Operating Activities decreased cash by $4.6 million as a result of cash utilized in operations;

- Financing Activities increased cash by approximately $2.9 million. This was due to increased Bank Borrowings of approximately $3.4 million utilized to finance Distinctive's working capital requirements and capital expenditures. The Company also received approximately $80,000 from the exercise of common share options during the second quarter. These increases were partially offset by the repayment during the second quarter of the Company's issued and outstanding $550,000 convertible debenture;

- Investing Activities decreased cash by $3.4 million due to an increase in short-term investments of approximately $3.2 million and the investment by Distinctive of $249,000 in plant and equipment.

As at September 30, 2005, Distinctive had unused available borrowing capacity of approximately $1.4 million under its credit facility.

The following is a summary of the Company's consolidated contractual obligations as at September 30, 2005:

(In thousands of dollars)                         Less Than                                          After
                                     Total           1 Year       1 - 3 Years      4 - 5 Years      5 Years
                                   --------------------------------------------------------------------------
Long-term Debt                      $  537          $   Nil         $  Nil           $  537         $  Nil
Lease Obligations                    2,894            1,138           1,595              161           Nil
                                   --------------------------------------------------------------------------
Total Contractual Obligations      $ 3,431          $ 1,138         $ 1,595          $  698         $  Nil
                                   ==========================================================================

The Company's 2005 ongoing expected costs include cost of sales, selling and administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees, public company shareholder costs and interest expense. The Company expects to generate the revenue required in order to service these expenditures from sales and investment income and believes that it will have sufficient cash resources to meet its 2005 requirements.

RESULTS OF OPERATIONS

The following table sets forth items derived from the unaudited consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)

                                          2005                                           2004                             2003
                                      (Unaudited)                                     (Unaudited)                      (Unaudited)
                           -----------------------------------     -----------------------------------------------    -----------
                               Third       Second      First         Fourth        Third      Second      First          Fourth
                               Quarter     Quarter     Quarter       Quarter      Quarter     Quarter     Quarter        Quarter
                           -----------------------------------     -------------------------------------------------   -----------
   Sales                      $ 9,507     $ 9,562     $ 8,622       $13,226       $10,906     $12,733     $76,731         $65,479
   Net earnings (loss)         (1,264)       (886)       (998)         (240)         (525)        485       5,519             991

   Earnings (loss) per share
     Basic                    $ (0.25)    $ (0.18)    $ (0.20)      $ (0.05)      $ (0.10)      $ 0.10      $ 1.12        $ 0.20
     Diluted                    (0.25)      (0.18)      (0.20)        (0.04)        (0.10)        0.09        1.02          0.18



General

The following table sets forth items derived from the consolidated statements of operations for the three months ended September 30, 2005 and 2004 and for the nine months ended September 30, 2005 and 2004:

(In thousands of dollars)

                                                        Three Months Ended                    Nine Months Ended
                                                           September 30                          September 30
                                                           (Unaudited)                           (Unaudited)
                                                  ------------------------------         ----------------------------
                                                         2005            2004                2005            2004
                                                  ------------      ------------         -----------      -----------
Sales                                             $     9,507        $   10,905          $  27,692        $ 100,370
Cost of sales                                           7,779             8,963             23,654           80,391
                                                    ----------        ----------          ---------        ---------
Gross profit*                                           1,728             1,942              4,038           19,979
Other income                                              147                53                397              124
Expenses                                               (2,690)           (2,889)            (7,146)         (23,560)
Gain (loss) of sale of investment                           -              (175)                 -            8,728
Earnings (loss) on equity items                          (845)              211             (2,139)             575
                                                    ----------        ----------          ---------        ----------
Earnings (loss) before income taxes                    (1,660)            ( 858)            (4,850)           5,846
Income taxes                                              117               271                773           (1,200)
Non-controlling interest                                  279                62                929              834
                                                    ----------        ----------          ---------        ----------
Net earnings (loss)                               $   ( 1,264)       $     (525)         $  (3,148)       $   5,480
                                                    ==========        ==========          =========        ==========

*Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net earnings (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. The Company defines Gross profit as net earnings (loss) before other income, selling and administrative expenses, interest expense, amortization, gain (loss) on foreign exchange, gain on sale of investment, income (loss) on equity items, non-controlling interest and income taxes.

Review of Third Quarter and Nine Month Results ended September 30 2005 and 2004

Sales. Sales for the third quarter of 2005 were $9.5 million, a decrease of $1.4 million as compared to $10.9 million for the comparable 2004 period. Sales for the nine months ended September 30, 2005 were $27.7 million, a decrease of $72.7 million as compared to $100.4 million for the comparable 2004 period. The substantial decreases from the comparable 2004 nine-month period were a result of the 2004 deconsolidation of Polyair and a decrease in sales of approximately $6.3 million at Distinctive. Furniture sales for the quarter decreased by $1.4 million from the comparable 2004 period. Distinctive's sales, both for the quarter and for the nine months ended September 30, 2005, were impacted by a difficult retail environment for durable goods and by increased competition, primarily from offshore manufacturers. In addition, Distinctive's performance was affected by a temporary decrease in production capacity resulting from the relocation of one of its Toronto plants to the new North Carolina facility during the first quarter of the year.

Gross Profit. Gross profit as a percentage of sales increased to 18.2% for the third quarter of 2005 compared with 17.8% for the comparable 2004 period. The increase in gross profit percentage for the quarter, notwithstanding the unabsorbed fixed costs resulting from decreased sales, was as a result of a decrease in material and labour costs and an increase in the percentage of sales inclusive of freight charges due to a change in the customer sales mix. Furniture sales gross profit decreased to 14.6% for the nine months ended September 30, 2005 compared with 16.2% for the comparable 2004 period was mainly due to decreased sales volumes at Distinctive. Gross profit for the nine months ended September 30, 2005 decreased to 14.6% as compared to 19.9% for the comparable 2004 period. The large decrease in gross profit percentage for the first nine months of 2005 was due in part to the deconsolidation of Polyair, as traditionally gross profits from specialty cover and packaging sales have been higher than that of furniture.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales were 24.5% for the third quarter of 2005 and 20.2% for the comparable 2004 period. The increase in percentage was attributable to the decreased sales at Distinctive, an increase in warehousing expenses incurred as part of the relocation to the new North Carolina plant, costs associated with increased product development activities and higher commission and freight costs due to a change in customer sales mix. Selling and administrative expenses as a percentage of sales were 23.7% for the nine months ended September 30, 2005 and 19.4% for the comparable 2004 period. Expenses for the nine months ended September 30, 2005 increased due to the reasons stated above. The increase in selling and administrative expenses as a percentage of sales for the nine months ended September 30, 2005 as compared to the comparable 2004 period was due in part to the deconsolidation of Polyair and the effect of absorbing fixed costs over lower sales volumes.

Other Expenses. During the third quarter of 2005 and 2004, the Company incurred other expenses of $361,986 and $686,569 respectively. Other expenses for the 2005 and 2004 quarters were adversely impacted by the exchange loss effect during the quarter of a strengthening Canadian dollar on the Company's U.S. cash balances. The expenses for the nine months ended September 30, 2005 include a $320,000 cost as a result of the settlement of the outstanding convertible debenture. The substantial decreases in other expenses in the nine-month period ended September 30, 2005 as compared to the 2004 comparable period was due to the previously noted deconsolidation of Polyair.

Gain on Sale of Investment (2004). In March 2004, the Company sold a portion of its investment in Polyair for a total consideration of $20.3 million resulting in a gain of approximately $9.0 million. As the sale was negotiated in U.S. dollars, on closing the proceeds thereof were favourably impacted by a foreign exchange gain of approximately $0.7 million.

Equity Earnings (Loss). Equity loss for the current quarter was $844,847 as compared to equity earnings of $210,929 for the comparable 2004 period. Equity loss for the nine months ended September 30, 2005 was $2,138,884 as compared to equity earnings of $604,827 for the comparable 2004 period. The loss was due to the inclusion of the Company's share of Polyair's losses for the nine months ended July 31, 2005. Polyair's results for the nine months ended July 31, 2005 were impacted by increased material and overhead costs, higher selling, general and administrative expenses as well as higher interest expenses. In the comparative period, the financial results of Polyair for the four months ended February 28, 2004 were consolidated with the accounts of the Company and the results for the two month period ended April 30, 2004 were accounted for using the equity method.

Income Tax Provision. The effective tax rate before non-taxable equity items for the nine months ended September 30, 2005 and 2004 was 28.5% and 22.8% respectively. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to certain non-deductible expenses and the 2004 capital gain tax treatment on the gain on sale of the investment in Polyair.

Net Earnings (Loss). Net loss for the third quarter of 2005 was $1,264,354 as compared to net loss of $524,670 in the comparable 2004 period. Net loss for the nine months ended September 30, 2005 amounted to $3,148,459 as compared to net earnings of $5,479,949 for the comparable 2004 period. The decrease in quarterly and year-to-date earnings were due to the losses generated by Distinctive and Polyair and the loss incurred on extinguishment of debt. The loss for the third quarter of 2005 was impacted by a foreign exchange loss on the Company's U.S. cash balances. Net earnings generated in the first nine months of 2004 were favourably impacted by the gain on sale of a portion of the Company's investment in Polyair.

Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter and is not anticipated to materially impact on the Company's operations during the remainder of the current fiscal year.


RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the transfer amount which is the amount of consideration established and agreed to by the related parties.

In 2001, the Company issued an 11.9% convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation. Interest on the debenture was payable in advance on a quarterly basis with repayment due on September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. During the second quarter of 2005, the Company completed the purchase for cancellation of the outstanding $550,000 of this convertible debenture. In approving the transaction, the Company took into account that the cancellation of the debenture would be anti-dilutive and result in significant interest savings in future periods. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

The Company paid to Forum Financial Corporation ("Forum") an agreed upon fee of $129,000 for management and consulting services rendered for the nine month period ended September 30, 2005. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum an agreed upon fee of $54,000 for management and consulting services rendered. Fred Litwin, the President, a director and indirect controlling shareholder of the Company and a director of Distinctive, is a director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum and an officer of Distinctive.

Distinctive entered into a lease agreement with Genterra Inc. ("Genterra") for warehouse space located at 140 Wendel Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra, and Distinctive.


SHARE DATA


The following table sets forth the Outstanding Share Data for the Company as at September 30, 2005:

                                                                                       Authorized               Issued
                                                                               ------------------- --------------------
Preference Shares, issuable in series                                                   Unlimited
  Class A Preference shares
  $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable                 Unlimited              315,544

Common Shares                                                                           Unlimited            5,098,807

Share Options
Options issued and outstanding under share option plan                                                         190,000

Share Purchase Warrants
Warrants issued and outstanding pursuant to long-term debt agreement Each warrant entitles the holder to purchase one Common share at $3.00 per share
Warrants expire on September 7, 2006                                                                           226,665



RISKS AND UNCERTAINTIES

The Company's operating results are reported in Canadian dollars. Historically, approximately 73% of Polyair's and 20% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is now being accounted for using the equity method and revenues and expenses from this investment are no longer recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation of U.S. dollar denominated amounts was 1.23 for the first nine months of 2005 and 1.33 for the comparable 2004 period. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair, the Company's investee company. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currencies risk based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk due to changes in commodity prices related to these components.

Weather is the principal external factor that affects demand for Polyair's Pool Division products. Unseasonal late warming or a wet early summer can decrease the length of the pool season and reduce demand for these products. Polyair's pool products business is highly seasonal and as a result a substantial portion of its operating income is generated in its third quarter. Any factors that disrupt sales or operations in these months could materially affect the earnings of Polyair.

Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Included in the assets purchased by Polyair from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. is a property in Toronto that has been identified as having some industrial contamination. Polyair has reserved funds for remediation thereof. In addition, Polyair has entered into a put/call agreement that allows for the sale of this property. Polyair entered into this transaction with a view to divesting itself of a source of potential environmental liability. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

Distinctive and Polyair face a certain degree of credit risk arising from the sale of products on credit terms to customers. Distinctive and Polyair seek to maintain a diversified customer base in order to limit exposure to credit risk from any one customer. Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with customers. Credit limits are reviewed and monitored regularly. During the period under review, four separate customers at Distinctive accounted for approximately 58% (2004 - 43%) of its revenues. Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.


OUTLOOK

With the 2004 sale of part of its holdings in Polyair, the Company has substantially enhanced its working capital. The Company continues to consider potential options to build shareholder equity and to maximize shareholder return on investment wherever possible.

Distinctive continues its efforts to expand brand awareness. Upward cost pressures and strong offshore competition will continue to challenge Distinctive in the foreseeable future. Accordingly, Distinctive has engaged in component import programs designed to reduce material and labour costs. In addition, during the period under review, as part of its ongoing cost reduction strategy, Distinctive relocated one of its Toronto plants to a new North Carolina facility. Distinctive's capacity was temporarily reduced as a result of the relocation. Improved labour efficiencies and utilization are anticipated in the coming quarter as the North Carolina work force gains experience from its operations. Distinctive continues to review its freight and U.S. pricing programs with a view to maximizing margins by customer.

The Company retains a 23% equity interest in Polyair. Polyair's Packaging Division is seeking to maintain its selling prices and volumes in the face of competitive pressures. It has been successful in attracting new business and volumes should grow in the coming months. The Packaging Division is investing in new proprietary product lines, which could help bolster sales and profits in the future. Polyair's Pool Division is anticipating revenues in the last quarter of 2005 to be similar to those experienced in the last quarter of 2004. The Pool Division has several new products that it should be launching for the 2006 season and anticipates that these products will contribute to higher sales and overhead recovery. Polyair's management continues to seek ways to lower its operating costs and reduce its breakeven level of profitability. As part of this program, Polyair recently closed its Montreal manufacturing operations and transferred this production to its Toronto facility. These measures are being offset by the strengthening of the Canadian dollar, high freight costs and the volatility of material costs and supply as a result of damage to petrochemical facilities from Hurricane Katrina. Polyair is exploring the potential for a sale of its non-packaging assets to accelerate Polyair's return to profitability.



CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

     Sales Returns and Allowances - Distinctive and Polyair record customer product returns as an adjustment to sales. Distinctive and Polyair estimate and accrue their customer returns based on historical trends and known returned goods authorizations. Higher product returns after the reporting of their financial results may cause these estimates to be inadequate and could result in changes to income in future periods. Polyair is currently in the process of recalling one of its swimming pool products. Polyair's management has estimated its ability to successfully complete the replacement and accordingly the success rate could fluctuate. The cost of this recall and the liability related thereto has been accrued in the interim financial statements of Polyair.

     Allowance for Doubtful Accounts - Distinctive and Polyair maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorates.

     Valuation of Obsolete Inventory - In evaluating the adequacy of provision for inventory obsolescence, a number of factors are considered, including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. For both Distinctive and Polyair, provision for inventory obsolescence may require adjustment as any of the above mentioned factors change.

     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

During fiscal 2004, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements which do not have a material impact on the Company's consolidated financial statements (see notes - "Summary of Significant Accounting Policies" to the consolidated financial statements for the fiscal year ended December 31, 2004).

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's Annual Information Form and unaudited quarterly financial results for the reporting period ended September 30, 2005 and 2004, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States. For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com.

CEO CERTIFICATION OF INTERIM FILINGS

                                 Form 52-109FT2

                        Certification of Interim Filings

                      CONSOLIDATED MERCANTILE INCORPORATED



I, Fred A. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED for the period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


DATED:  November 14, 2005.



"Signed"

Fred A. Litwin
Chief Executive Officer
Consolidated Mercantile Incorporated

CFO CERTIFICATION OF INTERIM FILINGS

                                 Form 52-109FT2

                        Certification of Interim Filings

                      CONSOLIDATED MERCANTILE INCORPORATED

I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED for the period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


DATED:  November 14, 2005.



"Signed"

Stan Abramowitz
Chief Financial Officer
Consolidated Mercantile Incorporated

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: November 15, 2005                 By:/s/STAN ABRAMOWITZ
                                        Stan Abramowitz, Secretary